Edison Golf – Campaign Video Transcript

Dialogue [Terry Koehler]

Hi, I'm Terry Koehler, chairman and director of innovation of Edison wedges.
Edison Golf's a company that was created by recreational golfers, specifically for recreational
golfers, to help them get better in prime scoring range.
This is a culmination of a 40-year career in the golf industry, and 30 years really focused on the
wedge category.
My analysis of over 50,000 golfer profiles through hundreds and hundreds of personal
interviews with golfers, and it inspired me to create a company not focused on tour players, but
focused on those recreational golfers who are screamin' for help.
80% of 'em have the same challenges, the same problems, with these tour designed wedges.
We are all about putting wedges in that golfer's bag that are gonna optimize that golfer's skills.
We believe we've created a product that recreational golfers are gonna love.
We rely completely on a forged golf club head, not a cast head like the major manufacturers
use.
Our weight tolerances are the tightest in the industry.
We even developed our own durable chrome finish, which is twice as thick as everybody else's,
to try to give you more utility.
One of the things that's always fascinated me about the wedge category is that you can look at
wedges from the 1950s, you can look at wedges from the 1980s and 90s, you can look at
wedges that are on the market today - there's very little evolutionary change in these wedges.
I think there are reasons for that, but if you don't change the golf club, you can't change the
golf club performance.
And I think that represents a huge opportunity to disrupt that category with the kind of
technology we're putting into the Edison wedges.
Edison Golf Company is designed to be successful at revenue levels of a boutique.
Our marketing focus is gonna be on a direct to consumer model with the website.
And then we'll compliment that with retail distribution as we mature.
Crowdfunding lets us spread all of our investors out into a large group who will also become
advocates for our business.
The capital from the NextSeed campaign gives us the opportunity to fund the supply line, allow
us to fulfill orders,and invest in marketing.
So I invite you to join us in our mission to change the world as it applies to wedges.
Visit nextseed.com/edisonwedges to learn more about this investment opportunity and what
we're all about.

Graphic:
Learn more at nextseed.com/edisonwedges
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